Exhibit 3.3

CERTIFICATE OF ELIMINATION

OF

6.375% SERIES E CUMULATIVE TERM PREFERRED STOCK DUE 2023

OF

GLADSTONE INVESTMENT CORPORATION

Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware

Gladstone Investment Corporation (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, certifies as follows:

1. Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority granted in the Corporation’s Amended and Restated Certificate of Incorporation (the “Charter”), the Corporation duly adopted, authorized and designated 3,500,000 shares of 6.375% Series E Cumulative Term Preferred Stock due 2025, par value $0.001 per share (the “Series E Term Preferred Stock”), as evidenced by the Certificate of Designation of 6.375% Series E Cumulative Term Preferred Stock due 2025 of Gladstone Investment Corporation (the “Series E Certificate of Designation”) filed with the Secretary of State of the State of Delaware on August 15, 2018, which was subsequently increased to 5,990,000 shares of Series E Term Preferred Stock, as evidenced by the Certificate of Increase of Shares Designated as 6.375% Series E Cumulative Term Preferred Stock due 2025 of Gladstone Investment Corporation (the “Series E Certificate of Increase”) filed with the Secretary of State of the State of Delaware on May 21, 2020.

2. Pursuant to the provisions of Section 151(g) of the DGCL, the Board of Directors of the Corporation adopted the following resolutions:

RESOLVED: That no shares of Series E Term Preferred Stock are outstanding and none will be issued pursuant to the Series E Certificate of Designation.

RESOLVED FURTHER: That the officers of the Corporation be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Corporation to prepare and file a Certificate of Elimination (the “Certificate of Elimination”) setting forth a copy of these resolutions whereupon all matters set forth in the Series E Certificate of Designation (including the Series E Certificate of Increase) shall be eliminated from the Corporation’s Charter and the shares of the Series E Term Preferred Stock shall resume the status of authorized and unissued shares of preferred stock of the Corporation without designation as to series.

RESOLVED FURTHER; that the officers of the Corporation be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Corporation to take all other actions and to execute and deliver such other documents, in addition to those set forth in the foregoing resolutions, as they may deem necessary or advisable in order to effect the purposes of the foregoing resolutions, and that all such actions heretofore so taken be, and they hereby are, in all respects ratified, confirmed and approved.

3. In accordance with Section 151(g) of the DGCL, the shares that were designated as Series E Term Preferred Stock are hereby returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer as of this 1st day of November, 2021.

GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Gladstone
David Gladstone
Chairman and CEO

[Signature Page to Certificate of Elimination]